Issuer Free Writing Prospectus Dated May 15, 2025
Filed Pursuant to Rule 433 of the Securities Act of 1933
Relating to Preliminary Prospectus Dated May 2, 2025
Registration No. 333-286923

THEGROWHUB

Investor Presentation

May 2025

Nasdaq: TGHL

Forward Looking Statements

This presentation contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words "may," "might," "will," "could," "would," "should," "expect," "intend," "plan," "goal," "objective," "anticipate," "believe," "estimate," "predict," "potential," "continue" and "ongoing," or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties, and other important factors, including those described in the "Risk Factors" section of the Company's preliminary prospectus filed on Form F-1, that may cause our actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. This presentation and the accompanying oral presentation contain "forward-looking" statements that are based on management's beliefs and assumptions and on information currently available to management.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. Moreover, we operate in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible for our management team to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed herein may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Although our management team believes that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances described in the forward-looking statements will be achieved or occur. We undertake no obligation to publicly update any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Free Writing Prospectus

This free writing prospectus relates to the proposed initial public offering of the ordinary shares (the "Ordinary Shares"), par value US$0.0005 per share, of THE GROWHUB LIMITED, a Cayman Islands entity ("we," "us," "our," the "Company" or the "Group"), which are being registered on the Registration Statement (File No. 333-286923) (the "Registration Statement") and should be read together with the preliminary prospectus included in the Registration Statement filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates.

This presentation highlights basic information about the Company and the offering to which this presentation relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. The Company has filed a Registration Statement (including a preliminary prospectus) with the SEC for the proposed offering to which this communication relates. The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents the Company has filed with the SEC in their entirety for more complete information about us and the proposed offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the initial public offering will arrange to send you the prospectus if you request it by contacting Alexander Capital, L.P. at (212) 687-5650 or info@alexandercapitallp.com.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

IPO Offering

Issuer:	The GrowHub Limited
Exchange:	Nasdaq Capital Market
Proposed Ticker:	TGHL
Offering Type:	Initial Public Offering
Security:	Class A Ordinary Shares
Price Range:	$4.00 - $5.00
Expected Offering Size:	3,750,000 Class A Ordinary Shares
Expected Offering Amount (low-point):	$15,000,000
Over-Allotment Option:	15% (100% Primary)
Settlement:	T+1
Lead Underwriter:	Alexander Capital, L.P.
Co-Underwriter:	Network 1 Financial Securities, Inc.
Use of Proceeds:	We intend to use the net proceeds from this Offering for development of technologies; paying off an existing related-party working capital loan as set forth in detail in "*Use of Proceeds*" in the Registration Statement; expansion into new geographical markets; and for working capital and other general corporate purposes.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid, and there is a risk of loss.

About The GrowHub

The GrowHub operates at the intersection of technology and supply chain management in the food industry, focusing on enhancing product traceability and authenticity with a commitment to innovation and sustainability.

Under our vision to empower the world to consume with confidence, we strive to enhance transparency throughout the supply chain by harnessing advanced technology, fostering trust, and amplifying stakeholder voices.

Through our solutions, we aim to instill confidence in consumers, enhance operational efficiency for businesses, and drive data-driven decision-making within the industry.



Our Branches Across Asia

Five Operating Branches Across the APAC Region

Singapore

- Distribution of agriculture products across Singapore and rest of Asia
- Blockchain services (product authentication and tracing) and data

Malaysia

- Distribution of agriculture products in Malaysia

Japan

- Distribution and trading of agriculture products in Japan

Australia

- Trading of agriculture products
- GrowHub Innovation Centre (rental and auxiliary services)

Vietnam

- Software and research development services


Japan
GrowHub Japan Co., Ltd.
Vietnam
GrowHub Vietnam Limited Liability Company
Malaysia
GrowHub Malaysia Sdn. Bhd.
Singapore
GrowHub Distribution (Singapore) Pte. Ltd.
GrowHub Technologies Pte. Ltd.
Australia
GrowHub Trading Pty Ltd
GrowHub Innovation Centre Pty Ltd

Market Overview

Food Traceability Market Statistics

Global Market Size

- Projected to reach **$40.05 billion** by 2031 - growing at a **CAGR of 9.3%** (2024-2031)[1]

Asia Pacific Market Growth

- Projected **highest regional growth** with **CAGR of 9.6%** (2023-2030)[2]

Economic Impact of Foodborne Diseases

- **$95.2 billion** in productivity loss in low- and middle-income countries due to foodborne diseases[3]
- **$15 billion** annual cost for treating foodborne illnesses[3]

[1] Food Traceability Market Report – Meticulous Research, January 2024
[2] Asia Pacific Food Traceability Market Report – KBV Research, January 2024
[3] The Economic Burden of Foodborne Diseases – Work Bank Report, 2019

APAC Market Key Growth Drivers

1. Higher CAGR Compared to Global Average
2. Rising Food Safety Concerns & Increasing Consumer Awareness
3. Stringent Government Regulations
4. Supply Chain Transparency Needs
5. Technological Advancements (Blockchain/AI/Big Data)
6. Food Fraud Prevention Initiatives

The GrowHub Platform



Traceability Solutions

Proprietary traceability blockchain technology platform that allows full traceability of food products from origin to consumers.



Anti-Counterfeit Solution

Monitor product movements along the supply chain for real-time tracking and authentication at various stages.



Carbon Management Solution

Provide food suppliers and consumers with a comprehensive solution to monitor, track, and manage their carbon emissions effectively.

Traceability Solution

Enabling organizations to track products at every stage of the supply chain, from raw materials to the final product, ensuring integrity and authenticity of products.

Key Features:

- QR code and customizable web app
- Customized web page
- Location-based translation

Food Suppliers Benefits:

- Localize product information for different regions without changing much of the product packaging
- Display product information in different regions and languages to reach a wider audience
- Enhance consumer trust and loyalty through detailed traceability solutions
- Meet the demand of consumers seeking information about purchased products to further differentiate themselves in the market


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BATCH OVERVIEW - Gilberts 3 Devils Chardonnay - 2021 Lot 821 (12.6% ABV)
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Vietnam

THEGROWHUB

Anti-Counterfeit Solution

End-to-End Product Authentication Process

1. Producers and manufacturers provided with **Near Field Communication Chips** embedded on each product packaging.
2. Chips are scanned **to log product geolocation** when moving from point-to-point along the supply chain.
3. Movement and status update of each product is **stored on the blockchain**.
4. Information from production, packaging, distribution, and retail provided to **end consumers via QR code** on each product.

End-Consumer QR Code Interaction

#	Feature	Benefit
1	Each product assigned unique identifier authentication key paired with product's QR code	Allows end consumers to verify authenticity of the product by scanning the QR code
2	Access detailed information about product through the supply chain	Access product geolocation, a prominent clue to self-detect fraud
3	Warns if unique identifier authentication key has been tampered with or used before	Used unique identifier authentication key means paired product has been tampered with and a high possibility that it is a counterfeit
4	Provides producers with analytics for product digital engagement in efforts to detect fraud	Allows producers to track and analyze product engagement to help identify potential fraud or counterfeit along the supply chain

Carbon Management Solution

Delivering CSR

Comprehensive solution to monitor, track, and manage their carbon emissions effectively

- Utilizing blockchain technology to provide transparent and immutable records of carbon emissions and removals.
- Powered by a robust framework of client-provided data, IoT device integration, and blockchain-based traceability.
- Enabling food suppliers to track their carbon emissions across various aspects of their operations (manufacturing processes, transportation logistics, and energy consumption, etc.).
- Enhancing corporate social responsibility (CSR) initiatives, elevating brand reputation, and strengthening stakeholder relationships though transparent tracking and management of carbon emissions.


Client carbon tracking IoT devices **connects into the GrowHub Platform**.
IoT devices continuously **monitor and record carbon emissions** at different points in the supply chain.
Web3 Integration ensures all data is **immutable and tamper-proof**.
Collaborate with reputable audit firms to independently **verify the data**.
Food suppliers gain **insights into their carbon footprint** and **identify opportunities for emission reduction and mitigation**.

THEGROWHUB

Key Technological Features

Public Blockchain Technology

Leveraging public blockchain for transparent, tamper-proof transactions that enhance trust and accountability.

Decentralized Nature

Operating on a decentralized network removes the need for intermediaries, increasing security, efficiency, and direct interactions.

Web3 Integration

Web3 principles gives users full control over their data, promoting privacy and a user-driven digital experience.

Cloud-Based Data Storage

Cloud storage securely manages traceability data, offering scalability, real-time access, and reliable disaster recovery.

Reliability and Scalability

Accurate, uninterrupted data processing through distributed consensus methods like proof-of-work and proof-of-stake for high performance.

Competitive Landscape

One of the only platforms that offers end-to-end traceability, provides data, and is a public blockchain, facing little competition across the APAC region.

THEGROWHUB

Monetization of the GrowHub Platform

The GrowHub Platform generates revenue through a diversified range of revenue streams, capitalizing on its innovative features and value-added services:


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1. **Software-as-a-Service:** Subscription-based pricing models through tiers based on the level of functionality, features, and usage volume required by the customer. (Monthly subscription fee from $160 to $300 USD)
2. **Technology Enhancements:** Customization services to tailor the GrowHub Platform to the unique requirements of its customers to capture incremental revenue opportunities and deepen relationships with customers. (i.e. advanced anti-fraud systems, AI-driven data analytics, tailored marketing)
3. **Data Analytics Services:** Generating valuable data insights and analytics about customer engagement metrics for real-time tracking of consumer interactions and behaviors.
4. **OEM Models:** White-label version allowing customers to customize and brand the GrowHub platform as their own. (scheduled for first half 2025)
5. **IT Consultancy Services[1]:** Customized traceability solutions and data analytics services through in-house technology team.

[1]Accounted for 74% of The GrowHub's total revenue for year ended December 31, 2024

Product Trading Facilitation

The GrowHub's product trading facilitation offering revolves around facilitating the placement of products in retail stores and online channels, as well as facilitating bulk wholesale trade.

Supplier-to-Retail Facilitation

The GrowHub acts as an **intermediary between product suppliers and retail outlets**, leveraging its network and industry expertise to facilitate the placement of products in retail stores.

Negotiating agreements with retailers, **coordinating** product deliveries, and **ensuring compliance** with merchandising standards and regulatory requirements.

Suppliers expand their market reach and access new sales channels, while also generating revenue through service fees or commissions based on the volume or value of products sold.

Supplier-to-Wholesale Facilitation

The GrowHub facilitates bulk wholesale trade by **connecting product suppliers with wholesale buyers, distributors, and trading partners.**

Negotiating bulk purchase agreements and **coordinating** logistics and fulfillment.

Suppliers capitalize on economies of scale, streamline distribution processes, and maximize revenue potential through large-volume transactions.

THEGROWHUB

Customer Case Study

Metro – Renowned Singapore Department Store

- Metro has carried nearly 400 different products through The GrowHub, encompassing a diverse range of items such as food, cosmetics, daily care, and essential products.
- Currently, 26 of 400 different products are traceable on the GrowHub Platform.
- In the process of obtaining another 207 different products to be traceable on the GrowHub Platform.
- The GrowHub will establish exhibition booths in these department stores to showcase the GrowHub Platform's technology for tracking and traceability, aiming to increase consumer awareness and demonstrate the benefits of our authentication capabilities.
- This initiative is designed not only to boost consumer confidence but also to attract more businesses to integrate with the GrowHub Platform.

METRO

The GrowHub's ROI

The network cultivated through the GrowHub Platform plays a pivotal role in bolstering the product trading facilitation segment.

- Expansive network encompasses a diverse array of food suppliers, distributors, retailers, and other industry stakeholders, providing a rich ecosystem ripe with opportunities for trade and collaboration.
- Leverage network to efficiently source products and connect them with potential buyers, capitalizing on existing relationships and connections to drive business growth.
- Yields invaluable market insights and intelligence that inform strategic decision-making within the product trading segment.
- Nuanced understanding of market dynamics, enabling it to better anticipate demand fluctuations, analyze fraud, enhance the effectiveness of the its data analytics, and optimize product placement strategies for maximum impact.

FIPWA Partnership

The GrowHub Innovation Centre

The GrowHub Innovation Centre is a pivotal initiative located within the Food Innovation Precinct Western Australia (“FIPWA”) and represents the culmination of The GrowHub’s commitment to fostering collaboration with the Australian Government.

FIPWA is backed by an AUD $45.2 million Western Australia State Government investment and aims to foster cutting-edge solutions that benefit both local producers and international markets.

Signed 5-year lease agreement (with option to extend for another 5 years) with the Shire of Murray in Western Australia to manage the GrowHub Innovation Centre.


THEGROWHUB


THEGROWHUB

THEGROWHUB

GrowHub Innovation Centre

Growth Potential

The GrowHub Innovation Centre is one of the key strategic players within the FIPWA and serves as a hub for innovation, research, and collaboration, focusing on agri-food technology.

The purpose of the GrowHub Innovation Centre is to attract leading and key strategic Web3 researchers, companies, and talents to develop applications and technologies to plug-and-play into our technology platform.

The GrowHub utilizes the data centre to store, process, and analyze information that helps enhance our AI abilities to offer clients better analytics and predictions.

Signed MOUs with leading universities, accelerators, and government to collaborate research, development and application at the GrowHub Innovation Centre.

Revenue-Generating Catalysts[1]

The GrowHub Accelerator Program

- Support global start-ups addressing real-world challenges
- Provides access to the GrowHub Platform, a network of producers, distribution channels across the Asia Pacific, and capital for commercial scaling.

Co-Working Office Space

- Rental income from the co-working spaces within the GrowHub Innovation Centre.

Digital Hub

- Power the GrowHub Platform and provide, at a reasonable fee, secure data storage for companies.

Café

- Serving the entrepreneurs of the GrowHub Innovation Centre.

[1] We expect that the GrowHub Innovation Centre will begin to generate material revenues by end of the second quarter of 2025; no revenues have been generated as of the date of this presentation. When the GrowHub Innovation Centre is fully operational, we expect it will house the revenue-generating elements and catalysts listed herein.

Strategic Partnerships

Established Government Partnerships

- **Japan:** Strategic partnership with Kyoto Sangyo University to foster technological innovation and create opportunities for collaboration between academia and industry.
- **Australia:** Lease agreement with the Shire of Murray in Western Australia for the GrowHub Innovation Centre.

Early-Stage Government/Private Organization Partnerships

- **Bhutan:** MoU with an investment company owned by the Bhutanese government to contribute The GrowHub's proprietary blockchain platform to help the Bhutanese government authenticate the origin and quality of herbs and plants from farm to consumer.
- **Vietnam:** MoU with two Vietnamese private entities to strengthen the reputation and quality of local Vietnamese premium produces by introducing food traceability systems, as well as to adopt robust blockchain based tracking system to ensure authenticity of imported food products and luxury goods in Vietnam.
- **Indonesia:** Exploring potential partnerships with relevant Indonesian stakeholders and government-related ministries/companies to provide our traceability technology for verification of environmentally sourced seafood intended for export and offer our powerful data analytics tools.


Japan
Bhutan
Vietnam
Indonesia
Australia

Competitive Strengths

One-Stop Complete Traceability Solution: The GrowHub Platform is not merely a traceability tool; it's a comprehensive one-stop solution that addresses the entire supply chain, which sets us apart from traditional traceability systems that focus solely on tracking product movement.

Established Government Partnerships: Our collaboration with governments in Japan, Bhutan, and Australia provide us with political goodwill, which enhances our reputation.

Scalable Business Model: Our software-as-a-service model for the GrowHub Platform is affordable and accessible. By offering subscription-based access, we democratize traceability. Small businesses, startups, and even large enterprises can adopt our platform without significant upfront costs.

Pioneering Web3-Enabled Traceability in APAC: We believe we are both early adopters and trailblazers of Web3 in APAC. Our Web3-enabled GrowHub Platform leverages blockchain for data security.

Experienced Management Team: Our senior management team are experienced and seasoned professionals. We believe years of collaboration with government officials and politicians give us an edge.

Business Strategies and Future Plans

THEGROWHUB

Geographical Expansion:

To date, we have successfully developed robust business ties in several key markets, including Australia, Bhutan, Japan, Singapore, Indonesia, Vietnam, and Malaysia. Over the next two years, our primary focus will be on expanding within APAC.

Investment in AI and Data Analytics:

Our ongoing investment in artificial intelligence ("AI") ensures that we continue to innovate and enhance our platform. Furthermore, investment in data analytics ensures that we remain agile, customer-centric, and competitive in an ever-evolving market.

Increasing Market Share in Existing Markets:

Our success in Australia, Japan, Malaysia, Bhutan, and other markets has positioned us as a trusted partner. To capitalize on this momentum, we will intensify our efforts in these regions by providing tailored solutions and expanding our service offerings.

Establishing Corporate Venture Capital:

We aim to identify projects, technologies, and companies that align with our business objectives. By investing strategically, we can accelerate innovation, expand our ecosystem, and drive mutual growth.

Financial Highlights


Revenue
$533,536
20%
80%
$97,424
37%
3%
60%
$173,484
1%
16%
9%
74%
FY 2022
FY 2023
FY 2024
Professional Service
Platform Subscription
Sale of Goods
Consignment Sales
Net Loss
FY 2022
FY 2023
FY 2024
$(1,438,339)
$(1,361,586)
$(1,730,216)

The financial statements of the Company included in the Registration Statement are stated in Singapore dollars ("SGD"), the legal currency of Singapore. The Company is a holding company with operations exclusively conducted in Singapore through its Singapore operating subsidiary, of whose reporting currency is Singapore Dollar. Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$0.746 = S$1, US$0.758 = S$1 and US$0.732 = S$1, representing the index rate stipulated by the federal reserve as of December 31, 2022, December 31, 2023 and December 31, 2024, respectively. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Methodical Business Model Developments

2022 → 2023

- Strategic decision to change focus from providing professional services to focusing primarily on the higher margin SaaS platform.
- We believe our GrowHub Platform will meet the needs of the industry, in line with the growing emphasis on ESG within the APAC region.

2023 → 2024

- Strategic shift in business model toward consignment-based transaction, significantly reducing exposure to inventory-related risks.
- Resumed and expanded IT consultancy and software implementation projects following the successful launch of the GrowHub Platform.
- Successfully onboarded new enterprise customers as marketing efforts intensified and market increasingly embraced ESG-focused solutions.

THEGROWHUB

Driving Scalable Growth

Our Current Customer Profile

- **18** Total Customer Entities across Government and Product Retails (as of December 31, 2024)
- **Top Five** Customers Accounted for **~90.4%** of Total Revenues
- **Business and profitability are not substantially dependent on largest customers, given that:**
    i. Company has not signed any long-term contracts with these customers
    ii. Nature of the Company's business is project-based, therefore would not rely on any single customer for recurring revenue in the long run
    iii. Loss of any one customer will not materially and adversely affect the Company's profitability in the long run because of the Company's ability to attract new customers and to secure new projects from its existing customers

How We Intend to Scale

- Many of our clients come through government referrals. ***When government agencies endorse our platforms and trust us, businesses follow suit.***
- Strategic partnerships with governmental organizations drive innovation, enhance agricultural practices, and foster cross-industry collaboration.
- Our collaboration with governments and private entities across multiple countries provide us with political goodwill, enhancing our reputation within the industry.
- We believe years of collaboration with government officials and politicians in the APAC region give us an edge over competitors and position us as regional players.

THEGROWHUB

Management and Board of Directors

Executive Team

Chan Choon Yew Lester
- Director and Chief Executive Officer

Tan Mei Chin
- Director and Chief Financial Officer

Ngo Woon Kiat Alec
- Chief Operating Officer

Chai Chun Kiat
- Chief Technology Officer

Loo Jian Lin Aaron
- Chief Innovation Officer

Board of Directors

Chan Choon Yew Lester
- Chairman of the Board of Directors

Tan Mei Chin
- Director

Chong Nien Lin, Danny
- Non-Executive Director

Huang Junli Christopher
- Independent Director

Masanori Nakatani
- Independent Director

Tan Kim Han Raymond
- Independent Director

Lim Wei Siong
- Independent Director

Contact Us

Lead Underwriter
Alexander Capital, L.P.
(212) 687-5650
info@alexandercapitallp.com

Investor Relations
Gateway Group
(949) 574-3860
TGHL@gateway-grp.com

THEGROWHUB